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                                                        Exhibit (a)(9)



FOR IMMEDIATE RELEASE                   CONTACTS:  Royal Numico N.V.
JULY 9, 1999                                       Klaas de Jong
                                                   31-79-353-9028
                                                   klaas.dejong@numico.com

                                                   Media:  BSMG Worldwide
                                                   Edward Nebb, 212-445-8213
                                                   Bo Park, 212-445-8152
                                                   bpark@bsmg.com
                                                   Lavine Surtani, 212-445-8262
                                                   lsurtani@bsmg.com

                    ROYAL NUMICO N.V. COMMENCES TENDER OFFER
            TO PURCHASE ALL OUTSTANDING SHARES OF GNC COMMON STOCK
                             AT $25.00 PER SHARE

Zoetermeer, The Netherlands, July 9, 1999-Royal Numico N.V. ("Numico") (Amsterdam Stock Exchange: NUTV NA) announced today that a wholly-owned subsidiary has commenced a cash tender offer to purchase all outstanding shares of common stock, par value $0.01 per share (the "Common Stock"), of General Nutrition Companies, Inc. ("GNC") (Nasdaq: GNCI) at a price of $25.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase and related Letter of Transmittal both dated today.

The offer is being made pursuant to the previously announced Merger Agreement between Numico and GNC and is conditioned upon the tender of that number of shares of Common Stock of GNC equivalent to a majority of the total issued and outstanding shares of such Common Stock on a fully diluted basis and certain other customary conditions. GNC's Board of Directors unanimously approved the tender offer and Merger Agreement and recommends GNC stockholders tender their shares of Common Stock pursuant to the offer. The offer and withdrawal rights are scheduled to expire at 12:00 Midnight, New York City time on Thursday, August 5, 1999, unless the offer is otherwise extended in accordance with the terms of the Merger Agreement.

The necessary filings with the Securities and Exchange Commission in connection with the tender offer are being made today, and the offer documents will be mailed to GNC stockholders promptly. J.P. Morgan Securities Inc. is acting as the Dealer Manager and MacKenzie Partners, Inc. is acting as the Information Agent in connection with the tender offer.

Royal Numico N.V. (www.numico.com), headquartered in Zoetermeer, The Netherlands, is a holding company of a group of leaders in specialized nutrition, such as Nutricia, Milupa and Cow & Gate. Numico concentrates on the development, manufacture and sale of specialized nutrition products, based upon medical scientific concepts with a high added value. The company operates in more than 40 countries, including major market centers in Europe, including Russia; Turkey; and the Pacific Rim, ranging from China to New Zealand. Numico had net sales of US $1.84 billion and operating income of US $245 million for the year ended December 31, 1998.

                                    -more-

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GNC/Royal Numico
Page 2

General Nutrition Companies, Inc. (www.gnc.com), based in Pittsburgh, PA, is the only nationwide specialty retailer of vitamin and mineral supplements, sports nutrition and herbal products and is also a leading provider of personal care, fitness and other health related products. The company's products are sold through a network of 4,203 retail stores operating under the General Nutrition Centers, Health & Diet Center and GNC Live Well names, of which 2,726 are company-owned and 1,477 are franchised. GNC's stores are located in all 50 states, Puerto Rico and 25 foreign markets. For the fiscal year ended February 6, 1999, GNC had net revenue of US $1.42 billion and net earnings of approximately $91.0 million.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made solely through the Offer to Purchase and the related Letter of Transmittal which will be mailed to stockholders. The offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Common Stock in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the offer shall be deemed to be made on behalf of Numico by J.P. Morgan Securities Inc. or one or more registered brokers or dealers licensed under the laws of such jurisdiction. Additional copies of such documents can be obtained by contacting J.P. Morgan Securities Inc., the Dealer Manager, at (212) 648-6926 or MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885.

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